       April 15, 2008

Mr. Keith A. O’Connell

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	ALPS ETF Trust SEC File Numbers: 333-148826; 811-22175

Dear Mr. O’Connell:

Thank you for your comments concerning the registration statement for ALPS ETF Trust (the “Trust”) filed on Form N-1A on January 23, 2008, concerning the registration of shares in connection with the exchange-traded “index fund,” Cohen & Steers Global Realty Majors ETF (the “Fund”). Below, we describe the changes made to the registration statement in response to the staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Pre-Effective Amendment No. 1 (the “Amendment”) to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about the date hereof.

Prospectus

Fees and Expenses of the Fund, page 5

1. Footnote 5 states, “the Investment Adviser will pay all expenses of the Fund, except for interest expenses, distribution fees or expenses, brokerage expenses, taxes and extraordinary expenses such as litigation and other expenses not incurred in the ordinary course of the Fund’s business.” Please also reference this footnote on the “other expenses” line.

Response 1. Reference to this footnote has been added to the “other expenses” line.

2. In a letter to the staff, please confirm that the estimated asset level disclosed in footnote 4 is the Fund’s best estimate of first year asset size.

Response 2. The reference to an estimated asset level in footnote 4 has been deleted. The Fund currently does not expect to incur other expenses that will be paid outside of the unitary management fee.

Redemption of Shares, page 10

3. Page 10 states, “Shares may be redeemed only in Creation Units at their NAV and only on a day the AMEX is open for business.” (Emphasis added.) However, page 17 of the Statement of Additional Information states, “The Trust issues and sells Shares of the Fund only in Creation Unit Aggregations on a continuous basis through the Distributor, without a sales load, at their NAVs next determined after receipt, on any Business Day (as defined below), of an order in proper form. A “Business Day” is any day on which the NYSE is open for business.” (Emphasis added.) In addition, Section 22(e) of the 1940 Act restricts the ability to suspend the right of redemption except under certain conditions including when the New York Stock Exchange is closed. Please revise AMEX to state NYSE. Also, please note that this comment applies to other sections containing similar disclosure.

Response 3. The language has been revised and the corresponding revisions have been made.

Distributions, page 11

4. Page 11 states, “As a result, some portion of each distribution may result in a return of capital. Fund shareholders will be notified regarding the portion of the distribution that represents a return of capital.” In addition, page 13 discloses the Fund may return capital. Many investors may not fully understand a return of capital. Please clarify in the prospectus that:

•

Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not.

•	Shareholders should not assume that the source of a distribution from the fund is net profit.

In addition, please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

Response 4. The language has been revised accordingly. We hereby confirm that the Fund does not expect to report a distribution yield.

Taxes on Distributions, page 13

5. Page 13 states, “In addition, for these taxable years some ordinary dividends declared and paid by the Fund to non-corporate shareholders may qualify for taxation at the lower reduced tax rates.” If true, please prominently disclose in the prospectus that most of a REIT’s income is from real estate investments and will not qualify for the lower tax rates.

Response 5. The language has been revised accordingly.

Statement of Additional Information (“SAI”)

Investment Companies, page 4

6. Page 4 states, “The Fund may invest in the securities of other investment companies (including money market funds).” In a letter to the staff, please explain whether the Fund anticipates incurring any acquired fund expenses and whether such expenses will be included in the fee table.

Response 6. The Fund currently does not expect to incur any acquired fund fees and expenses. Accordingly, the line item for such expenses is not included in the fee table. If the Fund does incur such expenses, future editions of the fee table will include the appropriate line item.

Placement of Creation Units, page 19

7. Please define contractual settlement date.

Response 7. This terminology has been defined and the corresponding revisions have been made.

Placement of Redemption Orders, page 21

8. Please define DTC Cut-Off-Time.

Response 8. This terminology has been defined and the corresponding revisions have been made.

General

9. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response 9. We have submitted an exemptive application for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e), and 24(d) of the Investment Company Act of 1940, as amended (the “Act”) and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and (B) of the Act. The Commission has issued a notice of application, and the exemptive order is scheduled to be issued on May 1, 2008.

*    *    *

As you have requested and consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 818-3412, or Stuart Strauss at (212) 878-4931. Thank you.

Sincerely,
/s/ Jeremy Senderowicz